Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198

Wells Fargo Securities, LLC
500 West 33rd Street, 14th Floor
New York, New York 10001

January 26, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3010
Washington, DC 20549
Attention: Julia Griffith

Re:	Home Point Capital Inc.
Registration Statement on Form S-1
Filed January 8, 2021, as amended
File No. 333-251963

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Home Point Capital Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on January 28, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Erich Bluhm
Name: Erich Bluhm
Title: Managing Director

Wells Fargo Securities, LLC

By:	/s/ Lear Beyer
Name: Lear Beyer
Title: Managing Director

[Signature Page to Underwriters Acceleration Request Letter]